

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Dane C. Andreeff
President and Chief Executive Officer
Helius Medical Technologies, Inc.
642 Newtown Yardley Road, Suite 100
Newtown, Pennsylvania 18940

      Re: Helius Medical Technologies, Inc.
          Draft Registration Statement on Form S-1
          Submitted April 15, 2025
          CIK No. 0001610853

Dear Dane C. Andreeff:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and Services

cc: Emily Johns, Esq.